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[Filing Type:  AW]

                    Skadden, Arps, Slate, Meagher & Flom LLP
                              333 West Wacker Drive
                                   Suite 21000
                             Chicago, Illinois 60606

                                                                January 21, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                 Re:   Van Kampen Senior Loan Fund
                       Withdrawal of Post-Effective Amendment No. 1 to Registration Statement on Form N-14 (File No. 333-103330) Filed on November 6, 2003

Ladies and Gentlemen:

         Van Kampen Senior Loan Fund (formerly, Van Kampen Prime Rate Income Trust) (the "Fund") hereby seeks to withdraw Post-Effective Amendment No. 1 to its Registration Statement on Form N-14 filed on November 6, 2003. The purpose of the post-effective amendment was to file additional exhibits to the registration statement, including an opinion of counsel supporting tax matters and consequences relating to the reorganization.

         The post-effective amendment was filed via EDGAR under the submission type POS EX. The staff subsequently informed us that this was the incorrect submission type and requested that we refile the post-effective amendment under the submission type POS 8C, which we have done today. Accordingly, we hereby request that the post-effective amendment filed on November 6, 2003 under the submission type POS EX be withdrawn.

         Should the staff have any questions regarding the foregoing, please do not hesitate to call the undersigned at (312) 407-0863 or Christopher M. Rohrbacher at (312) 407-0940.

                                        Very truly yours,

                                        /s/  Charles B. Taylor